Filed Pursuant to Rule 424(b)(3)

File No. 333-277540

Up to $300,000,000

Common Stock

Supplement No. 5, dated November 6, 2025

to

Prospectus, dated May 8, 2024

Prospectus Supplement, dated May 9, 2024

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated May 9, 2024 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated May 8, 2024 (the “Base Prospectus” and together with the ATM Prospectus Supplement, any supplements thereto and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Fidus Investment Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to the equity distribution agreement, dated November 10, 2022 and as amended from time to time, with Raymond James & Associates, Inc. (“Raymond James”) and B. Riley Securities, Inc. (“B. Riley” and together with Raymond James, the “Sales Agents”). Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.

You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the sections titled “Risk Factors” on page 11 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the U.S. Securities and Exchange Commission (“SEC”) that are incorporated into the Prospectus, before investing in our common stock.

STATUS OF THE “AT-THE-MARKET” OFFERING

From November 10, 2022 to September 30, 2025, we sold a total of 11,693,846 shares of our common stock under the ATM Program for gross proceeds of approximately $233.5 million and net proceeds of approximately $230.3 million, after deducting commissions to the Sales Agents on shares sold and offering expenses.

As of November 4, 2025, approximately $64.9 million in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this supplement contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, common stockholders will indirectly bear such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	1.50%	(1)
Offering expenses borne by us (as a percentage of offering price)	0.32%	(2)
Dividend reinvestment plan expenses	-	(3)
Total stockholder transaction expenses paid by us (as a percentage of offering price)	1.82%
Annual expenses (as a percentage of net assets attributable to common stock) (4):
Base management fee	2.98%	(5)
Incentive fees payable under Investment Advisory Agreement	2.75%	(6)
Interest payments on borrowed funds	4.12%	(7)
Other expenses	1.23%	(8)
Total annual expenses, before base management fee waiver	11.08%	(9)
Base management fee waiver	(0.03%)	(10)
Total annual expenses, net of base management fee waiver	11.05%	(11)

(1)
Represents the Sales Agents’ commission of up to 1.50% with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)
The offering expenses of this offering are estimated to be approximately $1.0 million, of which we have incurred $0.8 million as of November 4, 2025.
(3)
The expenses of administering our dividend reinvestment plan are included in other expenses.
(4)
Net assets attributable to common stock equals average net assets, which is calculated as the average of the net assets balances for the nine months ended September 30, 2025.
(5)
Our base management fee is 1.75% of the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts). This item represents actual base management fees incurred for the nine months ended September 30, 2025. We may from time to time decide it is appropriate to change the terms of the investment advisory and management agreement (the “Investment Advisory Agreement”) by and between the Company and Fidus Investment Advisors, LLC (the “Adviser”). Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to stockholders for approval. The 2.98% reflected in the table is calculated on our net assets (rather than our total assets). See Part I, Item 1. “Business—Management and Other Agreements—Investment Advisory Agreement” in our most recent Annual Report on Form 10-K.
(6)
This item represents actual fees incurred on pre-incentive fee net investment income (income incentive fee) and actual fees payable for the capital gains incentive fee for the nine months ended September 30, 2025. The capital gains incentive fee payable in cash as of September 30, 2025 was $0.4 million. For the nine months ended September 30, 2025, we accrued capital gains incentive fees (reversal) of $2.0 million in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which equals 0.29% of average net assets attributable to common stock; such amount has not been included in the estimated expenses figure reflected in the table above.

The incentive fee consists of two parts:

The first, payable quarterly in arrears, equals 20.0% of our pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (including interest that is accrued but not yet received in cash), subject to a 2.0% quarterly (8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, the Adviser receives no incentive fee until our pre-incentive fee net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, the Adviser will receive 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply.

The second part, payable annually in arrears, equals 20.0% of our realized capital gains net of realized capital losses and unrealized capital depreciation, if any, on a cumulative basis from inception through the end of the fiscal year (or upon the termination of the Investment Advisory Agreement, as of the termination date), less the aggregate amount of any previously paid capital gain incentive fees. In accordance with U.S. GAAP, we accrue the capital gains incentive fee in our consolidated financial statements considering the fair value of investments on that date (i.e., the amount of fee which would be payable under a hypothetical liquidation based on the fair value of investments as of that date), which differs from the calculation of the amount payable in cash by the inclusion of unrealized capital appreciation. See Part I, Item 1. “Business—Management and Other Agreements—Investment Advisory Agreement” in our most recent Annual Report on Form 10-K.

(7)
As of September 30, 2025, we had outstanding SBA debentures of $191.0 million; we had $325.0 million outstanding of our (i) 4.75% notes due 2026 (the “January 2026 Notes”), (ii) 3.50% notes due 2026 (the “November 2026 Notes”) and (iii) 6.75% notes due 2030 (the “March 2030 Notes” and together with the January 2026 Notes and the November 2026 Notes, the “Notes”); we had secured borrowings outstanding of $12.8 million; we had outstanding borrowings of $15.0 million under our senior secured revolving credit agreement with certain lenders party thereto and ING Capital, LLC, as administrative agent (the “Revolving Credit Facility”), which has a total commitment of $140.0 million. Interest payments on borrowed funds (i) is based on (a) estimated annual interest and fee expenses on outstanding SBA debentures, the Notes, secured borrowings, and borrowings under the Revolving Credit Facility as of September 30, 2025 with a weighted average stated interest rate of 4.857% as of that date and (b) the payment of a commitment fee between 0.5% and 2.675% per annum based the unutilized commitment under our Revolving Credit Facility; (ii) gives effect to the termination of the Revolving Credit Facility subsequent to the fiscal quarter ended September 30, 2025 on October 16, 2025; and (iii) gives effect to the credit and security agreement with certain lenders party thereto and ING Capital, LLC, as administrative agent relating to a special purpose vehicle credit facility (the “SPV Credit Facility”) entered into subsequent to the fiscal quarter ended September 30, 2025 on October 16, 2025, which has initial commitments of $175.0 million and requires the payment of a commitment fee that varies depending on the size of the unused portion of the SPV Credit Facility: (1) if the utilized portion of the aggregate commitments as of the close of business on such day is less than 35% of the aggregate commitments (the “Minimum Utilization Amount”), the commitment fee will equal the sum of (A) the then applicable margin multiplied by the Minimum Utilization Amount minus the aggregate outstanding principal balance of the advances on such day and (B) 0.50% multiplied by 65% of the commitments and (2) if the utilized portion of the aggregate commitments is greater than or equal to the Minimum Utilization Amount, the commitment fee will equal 0.50% multiplied by the unused amount of the commitments. We have estimated the annual interest expense on borrowed funds and caution you that our actual interest expense will depend on prevailing interest rates and our rate of borrowing, which may be substantially higher than the estimate provided in this table.
(8)
Other expenses represent our estimated annual operating expenses, as a percentage of net assets attributable to common shares estimated for the nine months ended September 30, 2025, including professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by our administrator, expenses incurred in a money market fund, and our income tax provision (benefit) relating to deferred and current tax provision (benefit) for U.S. federal income taxes and excise, state and other taxes. See Part I, Item 1. “Business —Management and Other Agreements—Administration Agreement” in our most recent Annual Report on Form 10-K. Other expenses exclude interest payments on borrowed funds, and for issuances of debt securities or preferred stock, interest payments on debt securities and distributions with respect to preferred stock. “Other expenses” are based on actual other expenses for the nine months ended September 30, 2025.
(9)
“Total annual expenses, before base management fee waiver” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets.
(10)
The board of directors accepted a voluntary, non-contractual, and unconditional waiver from the Adviser to exclude any investments recorded as secured borrowings as defined under U.S. GAAP from the base management fee payable as of September 30, 2025. The base management fee waived for the nine months ended September 30, 2025 was $0.2 million.
(11)
The SEC requires that the “total annual expenses, net of base management fee waiver” percentage be calculated as a percentage of net assets (defined as total assets less total liabilities), rather than the total assets, including assets that have been purchased with borrowed amounts. If the “total annual expenses, net of base management fee waiver” percentage were calculated instead as a percentage of average consolidated total assets, our “total annual expenses, net of base management fee waiver” would be 6.12% of average consolidated total assets.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, including giving effect to the management fee waiver described in the table above. The stockholder transaction expenses described above are included in the following examples.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$125	$321	$493	$841
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains)	$135	$343	$523	$874

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. Assuming a 5.0% annual return, the incentive fee under the Investment Advisory Agreement would either not be payable or have an insignificant impact on the expense amounts shown above. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all distributions at net asset value (“NAV”), if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in our most recent Annual Report on Form 10-K for additional information regarding our dividend reinvestment plan.

These examples and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on June 21, 2011 on the Nasdaq Global Market under the symbol “FDUS.” Effective January 3, 2012, our common stock was included in the Nasdaq Global Select Market. The following table lists the high and low closing sale price for our common stock, and the closing sale price as a percentage of NAV on our common stock for each fiscal quarter during the last two most recently completed fiscal years and each full fiscal quarter since the beginning of the current fiscal year.

Period	NAV(1)	High Closing Sales Price	Low Closing Sales Price	Premium / (Discount) of High Sales Price to NAV(2)	Premium / (Discount) of Low Sales Price to NAV(2)
Year Ended December 31, 2025:
First Quarter	$19.39	$23.37	$20.39	20.5%	5.2%
Second Quarter	19.57	20.65	17.32	5.5	(11.5)
Third Quarter	19.56	21.99	20.18	12.4	3.2
Fourth Quarter (through November 4, 2025)	*	21.07	19.31	*	*

Year Ended December 31, 2024:
First Quarter	$19.36	$20.04	$18.79	3.5%	(2.9)%
Second Quarter	19.50	20.47	19.26	5.0	(1.2)
Third Quarter	19.42	20.34	18.76	4.7	(3.4)
Fourth Quarter	19.33	21.49	19.10	11.2	(1.2)

Year Ended December 31, 2023:
First Quarter	$19.39	$20.90	$18.29	7.8%	(5.7)%
Second Quarter	19.13	20.08	18.10	5.0	(5.4)
Third Quarter	19.28	20.98	18.80	8.8	(2.5)
Fourth Quarter	19.37	20.13	17.69	3.9	(8.7)

(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)
Calculated as the difference between the respective high or low closing sales price and the quarter end NAV divided by the quarter end NAV.

* NAV has not yet been determined.

On November 4, 2025, the last reported sales price of our common stock was $20.61 per share. As of November 4, 2025, we had approximately 16 stockholders of record.

Shares of BDCs may trade at a market price that is less than the NAV of those shares. The possibility that our shares of common stock will trade at a discount from NAV or at premiums that are unsustainable over the long term are separate and distinct from the risk that our NAV will decrease. It is not possible to predict whether any common stock offered pursuant to this prospectus supplement will trade at, above or below NAV.